GROMA NAV REIT, INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements

December 31, 2024 and 2023



NOTIFICATION TO THIRD PARTY USERS OF THIS REPORT

GROMA NAV REIT, INC. AND SUBSIDIARIES

TABLE OF CONTENTS


THE POWER OF MORE

INDEPENDENT AUDITOR'S REPORT

Stockholders and Board of Directors of
Groma NAV REIT, Inc. and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of **Groma NAV REIT, Inc. and Subsidiaries** (the "Company") which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Groma NAV REIT, Inc. and Subsidiaries** as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audits.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

Canton, MA
June 24, 2025

GROMA NAV REIT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023

ASSETS

	2024	2023
ASSETS		
Property and equipment, net of accumulated depreciation	$ 24,549,618	$ 16,550,268
Investments in real estate entities	12,653,162	8,678,607
Cash and cash equivalents	25,800,341	3,750,277
Restricted cash	52,627	44,690
Accounts receivable, net	227,163	170,286
Deferred rental revenue	75,928	36,170
Prepaid expenses and other assets	34,430	27,184
TOTAL ASSETS	$ 63,393,269	$ 29,257,482

LIABILITIES AND STOCKHOLDERS' EQUITY

	2024	2023
LIABILITIES		
Long-term debt, less unamortized debt issuance costs	$ 13,946,578	$ 10,398,578
Accounts payable and accrued expenses	547,662	342,873
Rent received in advance	18,917	16,196
Tenant security deposits, liability	54,418	44,666
Interest rate derivatives, at fair value	139,631	281,522
Due to affiliates	2,469,802	380,405
TOTAL LIABILITIES	17,177,008	11,464,240
STOCKHOLDERS' EQUITY AND NONCONTROLLING INTEREST		
Common stock	425,616	136,468
Additional paid-in capital	42,029,632	14,794,177
Retained earnings	(5,414,252)	(4,389,470)
Accumulated other comprehensive loss	20,434	(44,943)
TOTAL STOCKHOLDERS' EQUITY	37,061,430	10,496,232
Noncontrolling interest	9,154,831	7,297,010
TOTAL STOCKHOLDERS' EQUITY AND NONCONTROLLING INTEREST	46,216,261	17,793,242
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY AND NONCONTROLLING INTEREST	$ 63,393,269	$ 29,257,482

The accompanying notes are an integral part of these consolidated financial statements.

GROMA NAV REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2024 and 2023

		2024		2023
REVENUE				
Rental income	$	1,627,008	$	860,841
TOTAL REVENUE		1,627,008		860,841
EXPENSES				
Interest expense		897,042		624,638
Depreciation expense		347,623		223,624
General and administrative expenses		273,580		183,907
Management fees		252,274		141,932
Real estate taxes		171,644		98,186
Professional fees		144,044		206,941
Repairs and maintenance		111,656		57,551
Insurance		56,187		30,744
Utilities		25,283		5,145
Other costs		13,221		47,431
Advertising		3,902		1,225
TOTAL EXPENSES		2,296,456		1,621,324
LOSS FROM OPERATIONS		(669,448)		(760,483)
OTHER INCOME (EXPENSES)				
Organization costs		-		(164,195)
Realized gain from sale of investment		39,016		-
Loss from investments in real estate entities		(899,246)		(1,503,069)
Other income (expenses), net		(19,695)		-
Interest income		332,719		56,314
TOTAL OTHER INCOME (EXPENSES)		(547,206)		(1,610,950)
NET LOSS		(1,216,654)		(2,371,433)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST		(362,463)		(253,210)
NET LOSS GROMA NAV REIT, INC.	$	(854,191)	$	(2,118,223)

The accompanying notes are an integral part of these consolidated financial statements.

GROMA NAV REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Years Ended December 31, 2024 and 2023

	2024	2023
NET LOSS	$ (1,216,654)	$ (2,371,433)
OTHER COMPREHENSIVE LOSS		
Unrealized gain (loss) on interest rate derivatives	141,891	(281,522)
TOTAL OTHER COMPREHENSIVE LOSS	141,891	(281,522)
TOTAL COMPREHENSIVE LOSS	(1,074,763)	(2,652,955)
COMPREHENSIVE GAIN (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	(315,376)	(489,789)
COMPREHENSIVE LOSS ATTRIBUTABLE TO GROMA NAV REIT, INC.	$ (759,387)	$ (2,163,166)

The accompanying notes are an integral part of these consolidated financial statements.

GROMA NAV REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2024 and 2023

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Noncontrolling Interest
BALANCE AT DECEMBER 31, 2022	$ 106,197	$ 11,632,177	$ (2,156,198)	$ -	$ 9,582,176	$ 1,794,523
CONTRIBUTIONS	30,271	3,268,505	-	-	3,298,776	6,052,681
OFFERING COSTS	-	(106,505)	-	-	(106,505)	-
NET LOSS	-	-	(2,118,223)	-	(2,118,223)	(253,210)
NET OTHER COMPREHENSIVE LOSS	-	-	-	(44,943)	(44,943)	(236,579)
DISTRIBUTIONS	-	-	(115,049)	-	(115,049)	(60,405)
BALANCE AT DECEMBER 31, 2023	136,468	14,794,177	(4,389,470)	(44,943)	10,496,232	7,297,010
CONTRIBUTIONS	289,148	27,235,455	-	-	27,524,603	2,298,803
NET LOSS	-	-	(854,191)	-	(854,191)	(362,463)
NET OTHER COMPREHENSIVE INCOME	-	-	-	65,377	65,377	76,514
DISTRIBUTIONS	-	-	(170,591)	-	(170,591)	(155,033)
BALANCE AT DECEMBER 31, 2024	$ 425,616	$ 42,029,632	$ (5,414,252)	$ 20,434	$ 37,061,430	$ 9,154,831

The accompanying notes are an integral part of these consolidated financial statements.

GROMA NAV REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,216,654)	$ (2,371,433)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Loss from investments in real estate entities	899,246	1,503,069
Depreciation	347,623	223,624
Interest expense - unamortized debt issuance costs	57,253	86,815
Deferred rental revenue	(39,758)	(36,170)
Realized gain from sale of investment	(39,016)	-
(Increase) decrease in assets:		
Accounts receivable	(56,877)	(57,195)
Prepaid expenses and other assets	(7,246)	18,117
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	204,789	77,339
Rents received in advance	2,721	16,196
Tenant security deposits, liability	9,752	18,376
Due to affiliates	307,302	190,755
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	469,135	(330,507)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(8,346,972)	(6,803,421)
Distributions received from investments in real estate entities	47,634	-
Proceeds from sale of investment	39,016	-
Investment in real estate entities	(3,139,342)	(3,719,607)
NET CASH (USED) BY INVESTING ACTIVITIES	(11,399,664)	(10,523,028)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on long-term debt	3,595,500	3,084,000
Repayment of long-term debt	(17,314)	-
Debt issuance costs	(87,438)	(15,107)
Payment of offering costs	-	(106,505)
Capital contributions	29,823,406	9,351,457
Distributions	(325,624)	(175,454)
NET CASH PROVIDED BY FINANCING ACTIVITIES	32,988,530	12,138,391
INCREASE IN CASH AND CASH EQUIVALENTS	22,058,001	1,284,856
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	3,794,967	2,510,111
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$ 25,852,968	$ 3,794,967
CASH, CASH EQUIVALENTS AND RESTRICTED CASH CONSISTS OF:		
Cash and cash equivalents	$ 25,800,341	$ 3,750,277
Restricted cash	52,627	44,690
	$ 25,852,968	$ 3,794,967

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: BUSINESS

Groma NAV REIT, Inc. ("Groma") was incorporated in Maryland on July 16, 2021. Groma was formed to buy, hold, and sell a portfolio of multifamily and other residential and commercial real property. Currently all properties are located in the greater Boston, Massachusetts area, however, Groma intends to expand its portfolio to other U.S. markets. Substantially all of the Groma's business is conducted through Groma NAV REIT Operating Partnership, LP ("OP"), Groma's operating partnership, as Groma owns and invests in properties indirectly through the OP. OP was formed on August 5, 2021, as a limited partnership under the laws of the State of Delaware. Groma intends to elect to be taxed as a real estate investment trust ("REIT") and has extended the period in which the election can be made. As of December 31, 2024, Groma has not elected to be taxed as a REIT.

From inception through October 1, 2023, OP was wholly owned by Groma. Effective October 1, 2023, a stockholder of Groma contributed a 49% interest in GMF Investment, LLC ("GMF") to OP in exchange for 3,675,425 Class A partnership units in OP. The agreed value of the interest in GMF was $3,675,425. At December 31, 2024 and 2023, Groma owned approximately 92% and 79%, respectively, of OP.

OP wholly owns Groma NAV REIT HIFS, LLC ("HIFS"), a Massachusetts limited liability company, formed on March 29, 2022. HIFS had no activity from inception through December 31, 2024.

OP wholly owns Groma NAV REIT FRB, LLC ("FRB"), a Massachusetts limited liability company, formed on March 29, 2022. FRB was formed to purchase a residential property at 30-32 Ward Street in Boston, Massachusetts on April 14, 2022.

OP wholly owns Groma NAV REIT Mosaic, LLC ("Mosaic"), a Massachusetts limited liability company, formed on August 16, 2022. Mosaic was formed for the purpose of investing in Fund III - Groma & US Boston Opportunity Zone Business Entity, LLC ("Fund III"). Fund III owns a 146 unit residential and three-unit commercial property in Lynn, Massachusetts.

OP wholly owns Groma NAV REIT NB, LLC ("NB"), a Massachusetts limited liability company formed on May 13, 2022. NB purchased a residential property on Tremont Street in Boston, MA on August 4, 2022, and purchased a residential property on Perrin Street in Boston, MA on August 31, 2022. On September 15, 2022, Groma CCP WMI DST ("WMI"), a Delaware statutory trust, was created and on October 5, 2022, NB conveyed the real estate it owned to WMI in exchange for 100% of the beneficial interests of WMI. On October 5, 2022, NB sold approximately 80.5% of its beneficial interest in WMI for $1,471,847. There was no gain or loss on the sale of this interest as management determined the sale price was at the carrying value of the interest. Simultaneously with this transaction, WMI entered into a lease agreement whereby the entire property was leased to Groma CCP WMI Master Tenant, LLC.

NOTE 1: BUSINESS (CONTINUED)

On January 30, 2023, OP purchased a three-unit residential property at 171 Trenton Street, East Boston, MA.

On July 11, 2023, NB created Groma FMW DST ("FMW"), a Delaware statutory trust and on August 7, 2023, FMW purchased two residential properties on Juniper Street in Boston, MA. NB owned 100% of the beneficial interests in FMW until October 31, 2023. Effective November 1, 2023, FMW sold 91.35% of its interest in FMW to an unrelated party for $2,411,946 plus the buyer's assumption of its share of the debt. There was no gain or loss on the sale of this interest as management determined the sale price was at the carrying value of the interest. Simultaneously with this transaction, FMW entered into a lease agreement whereby the entire property was leased to Groma FMW Master Tenant, LLC.

On February 15, 2024, NB purchased three residential properties in Charlestown, MA. On October 1, 2024, NB created Groma III DST ("III DST"), a Delaware statutory trust and contributed the properties in Charlestown, MA to III DST. Effective October 1, 2024, III DST sold a 3.59% interest in III DST for $249,658. Effective December 1, 2024, III DST sold a 26.44% interest in III DST for a total of $1,837,306. As a result of these sales, a gain of $39,016 was recognized. Simultaneously with this transaction, III DST entered into a lease agreement whereby the properties were leased to Groma III DST Master Tenant, LLC.

In January 2024, Groma Boston Fund II, LLC ("Fund II") was formed and owned 43% by OP. Fund II purchased the following properties:

- On May 14, 2024, Fund II purchased a property at 44 Guild Street, Boston, MA for $1,100,000.
- On May 17, 2024, Fund II purchased a property at 28 Fisher Avenue, Boston, MA for $2,175,000.
- On June 6, 2024, Fund II purchased a property at 17 Verrill Street, Boston, MA for $1,800,000.
- On June 26, 2024, Fund II purchase a property at 240 Parker Hill Ave, Boston, MA for $1,780,000.
- On July 22, 2024, Fund II purchased a property at 192 Paris Street, Boston, MA for $960,000.

On August 29, 2024, NB purchased a property at 882 Huntington Ave, Boston, MA for $2,075,000.

On December 16, 2024, Groma Boston Growth Fund III LP ("Growth Fund III") and Groma Boston Growth Fund III Holdings LLC ("Fund III Holdings") were formed. Growth Fund III is owned 50% by OP and Fund III Holdings is owned 100% by Growth Fund III.

On December 17, 2024, Fund III Holdings purchased a property at 15-17 Pond Street, Boston, MA for $3,125,000.

OP wholly owns Groma DST TRS, Inc. ("TRS"). At December 31, 2024 and 2023, there were no assets or liabilities in TRS, and there was no net income or loss in TRS for the years ended December 31, 2024 and 2023.

NOTE 1: BUSINESS (CONTINUED)

OP wholly owns Groma NAV REIT BDC, LLC ("BDC"). At December 31, 2024 and 2023, there were no assets or liabilities in BDC, and there was no net income or loss in BDC for the years ended December 31, 2024 and 2023.

Groma, OP, HIFS, FRB, Mosaic, NB, TRS, and BDC are collectively referred to as the "Company".

The Company is managed by Groma Advisor, LLC (the "Advisor") (formerly known as Strata Advisor, LLC), through an agreement dated October 8, 2021 (the "Advisory Agreement"). The Advisory Agreement will automatically renew on the anniversary of the renewal date for one-year terms hereafter, unless otherwise terminated. The Advisor provides asset management services to the Company.

Advisor is a Trustee of WMI, FMW, and III DST. As Trustee, Advisor has the power and authority to manage the investment management activities and affairs of WMI, FMW, and III DST, subject to the terms of the Asset Management Agreement with Advisor and the Trust Agreement, including, without limitation, the sole power to determine when it is appropriate for the Trust to sell the properties it owns.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates: The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual amounts realized or paid could differ from those estimates.

Principles of Consolidation: The Company accounts for subsidiary partnerships, limited liability companies, and other similar entities in which it holds an ownership interest in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*. The Company first evaluates whether each entity is a variable interest entity ("VIE"). Under the VIE model, the Company consolidates an entity when it has control to direct the activities of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. If the Company determines the entity is not a VIE, it evaluates whether the entity should be consolidated under the voting model. The Company consolidates an entity when it controls the entity through ownership of a majority voting interest.

As of December 31, 2024 and 2023, Groma determined it must consolidate OP and its subsidiaries, HIFS, FRB, Mosaic, NB, TRS, and BDC under the voting model as Groma wholly owns these entities.

At December 31, 2024 and 2023, NB owns 19.4% of WMI. Under the VIE model it was determined that through its relationship with OP and the Advisor, NB controls and directs the activities of WMI and has the right to receive benefits that could potentially be significant to NB. As a result, NB determined it is appropriate to consolidate WMI in its financial statements.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At December 31, 2024, NB owns 8.65% of FMW. Under the VIE model it was determined that through its relationship with Op and the Advisor, NB controls and directs the activities of FMW and has the right to receive benefits that could potentially be significant to NB. As a result, NB determined it is appropriate to consolidate FMW in its financial statements.

At December 31, 2024, NB owns 69.97% of III DST. Under the VIE model it was determined that through its relationship with Op and the Advisor, NB controls and directs the activities of III DST and has the right to receive benefits that could potentially be significant to NB. As a result, NB determined it is appropriate to consolidate III DST in its financial statements.

The consolidated financial statements include the accounts of Groma and its subsidiaries, including OP and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Interests in consolidated VIEs that are not owned by the Company are presented as noncontrolling interests in the consolidated financial statements, and income or loss generated is allocated between the Company and the noncontrolling interests based upon their relative ownership percentages.

Real Estate Investments: Upon acquisition, the Company evaluates the acquired properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Since substantially all of the fair value of the Company's acquired properties are concentrated in a single identifiable asset or group of similar identifiable assets, and the acquisitions do not include a substantive process, the Company purchases of properties or portfolios of properties qualify as asset acquisitions. Accordingly, upon acquisition of a property, the purchase price and related acquisition costs are allocated to land, buildings, improvements, fixtures, and intangible lease assets, if any, based upon their relative fair values.

Real estate assets, including land, buildings, improvements, fixtures, and intangible lease assets are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. Expenditures for improvements, renovations, and replacements are capitalized at cost. The Company also incurs indirect costs to prepare acquired properties for rental. These costs are capitalized to the cost of the property during the period the property is undergoing activities to prepare it for its intended use. Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Buildings	30 - 50 years
Land improvements	10 years
Furniture, fixtures, and equipment	10 years

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Real estate assets are reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Significant indicators of impairment may include, but are not limited to, declines in property values, rental rates, changes in hold periods or occupancy percentages, as well as significant changes in the economy. In such cases, the Company will evaluate the recoverability of the assets by comparing the estimated future cash flows expected to result from the use and eventual disposition of each asset to its carrying amount and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount. If impaired, the real estate asset will be written down to its estimated fair value. The process whereby the Company assesses properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. No significant impairments on properties were recorded during the years ended December 31, 2024 and 2023.

Cash, Cash Equivalents, and Restricted Cash: The Company maintains cash at multiple financial institutions, and, at times, these balances exceed federally insurable limits. As a result, there is a concentration of credit risk related to amounts on deposit. The Company believes any risks are mitigated through the size of the financial institutions at which cash balances are held.

Restricted cash represents cash deposited in accounts related to security deposits, property taxes, insurance premiums and deductibles and other lender-required escrows. Amounts deposited in the reserve accounts associated with the loans can only be used as provided for in the respective loan agreements, and security deposits held pursuant to lease agreements are required to be segregated.

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents

Accounts Receivable: Accounts receivable are uncollateralized tenant obligations due under lease agreements that require monthly payments on the first of each month.

At each consolidated balance sheet date, the Company recognizes an expected allowance for credit losses. In addition, at each consolidated balance sheet date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. This estimate is calculated on a pooled basis where similar risk characteristics exist.

The allowance estimate is derived from a review of the Company's historical losses based on the aging of receivables. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. Management believes historical loss information is a reasonable starting point in which to calculate the expected allowance for credit losses.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company writes off receivables when there is information that indicates the customer is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery. The total amount of write-offs was immaterial to the consolidated financial statements as a whole for the years ended December 31, 2024 and 2023.

At December 31, 2024 and 2023, management determined the allowance was immaterial to the consolidated financial statements as a whole.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the number of residents comprising the Company's residential base.

Revenue Recognition: The Company's primary operations consist of rental income earned from its residents under lease agreements typically with terms of one year or less. In accordance with FASB ASC 842, *Leases*, the Company classifies the property leases as operating leases and elects to not separate the lease component, comprised of rents from properties, from the associated non-lease component, comprised of fees from the properties and resident chargebacks. The combined component is accounted for under the lease accounting standard while certain resident reimbursements are accounted for as variable payments under the revenue accounting guidance. Rental income is recognized when earned. This policy effectively results in income recognition on a straight-line basis over the related terms of the leases. Resident reimbursements and other income consist of charges billed to residents for utilities, resident-caused damages, pets, and administrative, application and other fees and are recognized when earned.

For the years ended December 31, 2024 and 2023, rental income includes $344,066 and $120,299, respectively, of variable lease payments.

WMI, FMW, and III DST lease properties to master tenant entities, which are accounted for as operating leases. Base rental revenue from the master tenants is recognized on a straight-line basis over the life of the leases. The difference between rental income earned on a straight-line basis and the cash rent due under provisions of the lease agreements is recorded as deferred rental revenue the accompanying consolidated balance sheets.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative Financial Instruments: The Company follows the FASB Accounting Standards Update ("ASU") 815, "*Derivatives and Hedging*". Derivative financial instruments are used for the purpose of hedging exposure to changes in interest rates. Derivative financial instruments are not used for speculative purposes. The fair value of each derivative is recognized in the consolidated balance sheets as either an asset or liability. Changes in the fair value of derivatives that qualify for hedge accounting and are designated as hedges are recorded in other comprehensive income (loss) and are subsequently reclassified into net income (loss) in the period that the hedged forecasted transaction affects earnings. Amounts reported in other comprehensive income (loss) related to derivatives will be reclassified to interest expense as interest payments are made on the Company's floating rate debt.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2024 and 2023 was minimal.

Income Taxes: The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred taxes are determined based on the difference between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31:

	2024	2023
Land	$ 10,613,905	$ 7,480,027
Buildings and improvements	13,974,117	8,911,161
Land improvements	250,165	222,963
Furniture, fixtures, and equipment	251,984	129,047
Construction in progress	92,000	92,000
	25,182,171	16,835,198
Less: Accumulated depreciation and amortization	632,553	284,930
Net property and equipment	$ 24,549,618	$ 16,550,268

NOTE 4: DEBT

The Company had a revolving credit agreement with the Massachusetts Business Development Corporation that allowed for credit advances for the acquisition, development, and renovation of real properties by the Company. The agreement allowed for maximum borrowings of $10,000,000, not to exceed 80% of the appraised value of the property or cost of the renovations. Interest only payments were due on borrowings at the 30-Day SOFR Average plus 5.50%. Advances made under the agreement matured twelve months after the funds were disbursed, however any advance was to be repaid if the related property was sold or refinanced. The agreement expired on March 9, 2024. At maturity and at December 31, 2023, there were no outstanding balances on this credit agreement.

On June 3, 2022, the Company obtained a credit agreement with Needham Bank that allows for credit advances for the acquisition, development, and renovation of real properties by the Company. The agreement allowed for maximum borrowings of $30,000,000, not to exceed 75% of the appraised value of the real estate collateral. On February 15, 2024, the credit agreement was amended to reduce the maximum borrowings to $20,000,000. Individual advances are available in increments of $500,000, up to a maximum of $10,000,000, through June 3, 2025. Interest is due on the outstanding balance at the one-month Term SOFR plus 2.25%. The amended agreement calls for interest only payments on the outstanding balance through February 15, 2027, followed by principal and interest payments due monthly in an amount equal to the outstanding balance amortized over a 30-year period. The entire outstanding balance is due on February 15, 2034. The credit agreement is guaranteed by a shareholder of the Company and is subject to certain financial covenants. Through December 31, 2024 and 2023, the borrowings on this credit agreement totaled $8,964,000 and were used to finance the acquisition of properties by NB. At December 31, 2024 and 2023, the balance outstanding on the credit agreement was $8,868,829.

NOTE 4: DEBT (CONTINUED)

On February 15, 2024, NB entered into a Master Credit and Guaranty Agreement with Needham Bank. The total credit limit is $20,000,000 and advances on the credit limit are to be used to purchase real estate properties, not to exceed 75% of the appraised value of the real estate collateral. Individual advances are available in increments of $500,000, up to a maximum of $10,000,000, through February 15, 2027. Interest is due on the outstanding balance at the one-month Term SOFR plus 2.25%. The agreement calls for interest only payments commencing on the date of the initial credit extension and ending on the third anniversary of the date of the initial credit extension followed by principal and interest payments due monthly in an amount equal to the outstanding balance amortized over a 30-year period. The maturity date is 120 months following the date of the initial credit extension. The credit agreement is guaranteed by certain affiliates of the Company and is subject to certain financial covenants. Through December 31, 2024, the borrowings on this credit agreement totaled $3,550,000 and were used to finance the acquisition of properties by NB. At December 31, 2024, the balance outstanding on the credit agreement was $3,550,000.

FRB entered into a loan agreement with First Republic Bank on June 6, 2022, for $1,795,000 to finance the purchase of the property owned by FRB. The loan was advanced in two tranches. Tranche One, totaling $1,750,000, was advanced upon the purchase of the property. Tranche Two, totaling $45,000, was advanced during 2024 upon stabilization of the property, as defined in the agreement. The loan bears interest at 3.35% and requires monthly interest only payments for the first 24 months and then converts to principal and interest payments based on a 30-year amortization schedule. The loan matures on June 6, 2029. The loan is secured by the real and personal property of FRB and carries a limited personal guarantee by a shareholder. At December 31, 2024 and 2023, the balance of this loan was $1,778,186 and $1,750,000, respectively.

The Company defers costs incurred in obtaining financing and amortizes the costs over the term of the related debt using the straight-line method, which approximates the effective interest method. Deferred financing costs, net of amortization, are recorded as a reduction from the related debt on the Company's consolidated balance sheets. For the years ended December 31, 2024 and 2023, amortization of deferred financing costs amounted to $57,253 and $86,815 respectively, and is included in interest expense on the consolidated statement of operations.

Amortization of deferred financing costs for the next five years is expected to be $47,921 in 2025 and 2026, $29,718 in 2027, and $27,118 in 2028 and 2029.

NOTE 4: DEBT (CONTINUED)

The aggregate scheduled maturities and amortization of debt issuance costs for the next five years and thereafter, as of December 31, 2024, are as follows:

Years Ending December 31,

2025	$	84,991
2026		139,562
2027		179,963
2028		197,467
2029		1,792,125
Thereafter		11,802,907
		14,197,015
Deferred financing costs, net of accumulated amortization of $209,468		(250,437)
	$	13,946,578

NOTE 5: STOCKHOLDERS' EQUITY

Groma has authority to issue 7,000,000,000 shares, consisting of 6,000,000,000 shares of common stock, $0.01 par value per share (the "Common Shares") all of which are initially classified as Class A Common Stock (the "Class A Common Shares") and 1,000,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Shares"). At December 31, 2024 and 2023, 42,561,601 and 13,646,797, respectively, Class A Common Shares were issued and outstanding.

Dividends and other distributions upon the stock of Groma may be authorized by the Board of Directors and declared by Groma, subject to the provisions of law and the Charter. Dividends and other distributions may be paid in cash, property or stock of the Groma, subject to the provisions of law and the Charter.

NOTE 6: INVESTMENTS

At December 31, 2024 and 2023, Mosaic had an interest of approximately 32.83% and 33.65%, respectively, in Fund III. As Mosaic has the ability to significantly influence Fund III's operating and financial policies, but does not have a controlling interest, management has determined that the equity method of accounting for this investment is appropriate. For the years ended December 31, 2024 and 2023, the Company recorded a loss of $917,452 and $1,457,151 respectively, on this investment.

NOTE 6: INVESTMENTS (CONTINUED)

On October 1, 2023, OP purchased a 49% interest in GMF Investment LLC ("GMF"). GMF owns interests, ranging from 16.92% to 33.33%, in 39 multi-family residential properties in the Greater Boston, MA area. As OP has the ability to significantly influence GMFs operating and financial policies, management has determined that equity method of accounting for this investment is appropriate. For the years ended December 31, 2024 and 2023, the Company recorded income of $23,462 and loss of $45,918 on this investment, respectively.

On January 22, 2024, OP purchased a 43% interest in Groma Boston Fund II ("Fund II"). As OP has the ability to significantly influence Fund II's operating and financial policies, management has determined that equity method of accounting for this investment is appropriate. For the year ended December 31, 2024, the Company recorded loss of $9,123 on this investment.

On December 16, 2024, OP purchased a 50% interest in Growth Fund III. As OP has the ability to significantly influence Growth Fund III's operating and financial policies, management has determined that equity method of accounting for this investment is appropriate. For the year ended December 31, 2024, the Company recorded income of $3,867 on this investment.

Summarized information about the above investment's assets, liabilities, and results of operations are as follows for the year ended December 31, 2024:

	Fund III	Growth Fund III	Fund II	GMF
Assets	$ 65,467,287	$ 3,128,281	$ 8,327,152	$ 14,404,346
Liabilities	$ 52,364,574	$ 18,761	$ 4,203,962	$ 11,672,238
Equity	$ 13,102,713	$ 3,109,520	$ 4,123,190	$ 2,732,108

	Fund III	Growth Fund III	Fund II	GMF
Revenues	$ 3,916,303	$ 9,058	$ 235,816	$ 1,458,197
Net income (loss)	$ 2,794,221	$ 7,735	$ (21,217)	$ 87,185

NOTE 6: INVESTMENT (CONTINUED)

Summarized information about the above investment's assets, liabilities, and results of operations are as follows for the year ended December 31, 2023:

	Fund III	GMF
Assets	$ 66,429,638	$ 14,641,449
Liabilities	$ 51,307,607	$ 11,865,459
Equity	$ 15,122,031	$ 2,775,990
	Fund III	**GMF**
Revenues	$ 2,368,130	$ 1,342,020
Net income (loss)	$ (4,331,207)	$ (425,706)

NOTE 7: INCOME TAXES

During the years ended December 31, 2024 and 2023, the Company recorded no income tax benefits for the net operating losses incurred due to its uncertainty of realizing a benefit from this item.

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	2024	2023
Federal statutory income tax rate	21.0%	21.0%
State taxes, net of federal benefit	6.3%	6.3%
Other	-2.2%	-1.2%
Deferred tax asset valuation allowance	-25.1%	-26.1%
Effective tax rate	0.0%	0.0%

NOTE 7: INCOME TAXES (CONTINUED)

Net deferred tax assets as of December 31, consisted of the following:

	2024	2023
Deferred tax asset:		
Net operating loss carryforwards	$ 2,088,474	$ 1,994,020
Intangible assets	337,913	291,266
Total deferred tax assets	2,426,387	2,285,286
Valuation allowance	(1,347,993)	(1,069,462)
Net deferred tax assets	1,078,394	1,215,824
Deferred tax liabilities:		
Property and equipment	(99,618)	(67,023)
Investment in real estate entity	(978,776)	(1,148,801)
Total deferred tax liabilities	(1,078,394)	(1,215,824)
Net deferred tax assets and liabilities	$ -	$ -

As of December 31, 2024 and 2023, the Company had net operating loss carryforwards for federal income tax purposes of approximately and $7,644,000 and $7,299,000, respectively, which can be carried forward indefinitely. Utilization of the net operating loss carryforwards may be subject to limitations under the Internal Revenue Code of 1986, as amended (the "Code").

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. The Company considered its intention to elect to be taxed as a REIT, and as a result, it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2024 and 2023. The Company reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2024 and 2023 related primarily to the generation of net operating loss carryforwards. The changes in the valuation allowance for the years ended December 31, were as follows:

	2024	2023
Valuation allowance at beginning of year	$ 1,069,462	$ 573,899
Net increases recorded to income tax provision	278,531	495,563
Valuation allowance at end of year	$ 1,347,993	$ 1,069,462

NOTE 7: INCOME TAXES (CONTINUED)

The Company evaluates the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" (greater than 50 percent probability) of being sustained by the applicable tax authority.

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company's management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which include federal and certain states. The Company has no examinations in progress. Income tax returns for the years ended December 31, 2023 and 2022 are subject to examination by the Internal Revenue Service and Commonwealth of Massachusetts.

When applicable, the Company recognizes interest and/or penalties related to uncertain tax positions on its consolidated statements of operations.

NOTE 8: RELATED PARTY AND MANAGEMENT FEES

The Advisor and Groma Property Management, LLC (the "Property Manager") are owned by GromaCorp, Inc., an entity owned by an investor in the Company.

Groma and OP will pay the Advisor an annual management fee (collectively, the "Management Fee") equal to 1.00% of (a) if prior to the date on which Groma and OP have calculated its NAV, the aggregate purchase price of its Assets excluding any debt, or (b) if after the date on which Groma and OP have calculated its NAV, the NAV per annum, payable monthly, before giving effect to any accruals for the management fee, the performance allocation (as defined in the OP Operating Partnership Agreement) or any distributions.

WMI entered into an asset management agreement with the Advisor. The agreement ends on March 31, 2032, and will automatically renew for successive one year terms thereafter. The fees for these services are $22,865 per year (the "Asset Management Fee"). In addition, WMI will pay the Advisor a performance fee equal to 12.5% of distributions plus 12.5% of capital appreciation, as defined in the agreement, on the sale of the properties owned by WMI.

FMW entered into an asset management agreement with the Advisor. The agreement ends on April 30, 2031, and will automatically renew for successive one year terms thereafter. The Asset Management Fee for these services is $26,025 per year. In addition, FMW will pay the Advisor a performance fee equal to 12.5% of distributions plus 2.0% of the gross sales price on the sale of the properties owned by FMW.

III DST entered into an asset management agreement with the Advisor. The agreement ends on September 30, 2028, and will automatically renew for successive one year terms thereafter. The Asset Management Fee for these services is $17,000 per year.

NOTE 8: RELATED PARTY AND MANAGEMENT FEES (CONTINUED)

The Companies have entered into property management agreements with the Property Manager to perform property management services for a fee equal to 8% of gross receipts collected (the "Property Management Fee"). The agreement can be terminated effective December 31st of a year with either party providing at least a two-month notice.

WMI has entered into a construction management agreement with the Property Manager to perform capital project management services for a fee equal to 10% of defined construction costs (the "Construction Management Fee").

In addition to the management fees described above, the Company shall pay directly or reimburse the Advisor or its affiliates for all of the expenses paid or incurred by the Advisor or its affiliates in connection with the services provided to the Company.

During 2023, FMW entered into a Renovation Construction Agreement, in the amount of $92,000, with an affiliate of the trustee to perform renovation construction work. The $92,000 is included in property and equipment at December 31, 2024 and 2023.

WMI, FMW, and III DST have a lease agreement with entities owned by a stockholder of the Company (see note 10).

In January 2024, OP purchased a 43% interest in Fund II (see Note 8) for $1,782,095. As of December 31, 2024, this amount is included in due to affiliates on the consolidated balance sheets.

The following presents a summary of related party transactions:

Fees Incurred during the year ended December 31:

	Location on Financial Statements	Amount		
			2024	2023
Rental income	Rental income	$	937,282	$ 462,643
Property Management Fee	Operating expenses	$	40,711	$ 29,973
Asset Management Fee	Operating expenses	$	53,140	$ 27,179
Management Fee	Operating expenses	$	168,100	$ 90,167
Construction Management Fee	Buildings and improvements	$	21,668	$ 21,667

NOTE 8: RELATED PARTY AND MANAGEMENT FEES (CONTINUED)

Amounts due at December 31:

	Location on Financial Statements	Amount	
		2024	2023
Groma CCP WMI Master Tenant, LLC	Accounts receivable	$ 73,075	$ 155,676
Groma FMW Master Tenant, LLC	Accounts payable and accrued expenses	$ -	$ 22,778
Groma FMW Master Tenant, LLC	Accounts receivable	$ 41,983	$ -
Groma III Master Tenant, LLC	Accounts receivable	$ 92,831	$ -
Groma Advisor, LLC	Due to affiliates	$ 687,707	$ 380,405
Groma, LLC	Accounts payable and accrued expenses	$ 333,412	$ 141,035
Groma Property Management, LLC	Accounts payable and accrued expenses	$ 31,670	$ 34,241

NOTE 9: RENTAL INCOME

On October 6, 2022, WMI entered into a master lease agreement with Groma CCP WMI Master Tenant, LLC to lease the properties owned by WMI. The lease calls for the tenant to pay annual rent starting at $312,000 and increasing by 2% on each anniversary of the commencement date. In addition, the tenant will pay supplemental rent as defined in the agreement. The lease expires on March 31, 2032.

On October 17, 2023, FMW entered into a master lease agreement with Groma CCP FMW Master Tenant, LLC to lease the properties owned by FMW. The lease calls for the tenant to pay annual rent starting at $242,976 and increasing by 2% on each anniversary of the commencement date. In addition, the tenant will pay supplemental rent as defined in the agreement. The lease expires on April 30, 2031.

On October 1, 2024, III DST entered into a master lease agreement with Groma III DST Master Tenant, LLC to lease the properties owned by III DST. The lease calls for the tenant to pay annual rent ranging from $234,000 to $272,069. In addition, the tenant will pay supplemental rent as defined in the agreement. The lease expires on September 30, 2028.

NOTE 9: RENTAL INCOME (CONTINUED)

Future minimum rental income under the lease agreements as of December 31, 2024, is as follows:

Years Ending December 31,

2025	$ 809,189
2026	826,982
2027	860,742
2028	814,129
2029	622,278
Thereafter	1,188,362
	$ 5,121,681

NOTE 10: DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy):

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are the unobservable inputs for the asset or liability, which are typically based on an entity's own assumption, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on input from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 10: DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (CONTINUED)

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company utilizes independent third parties to perform the allocation of value analysis for each property acquisition and to perform the market valuations on its derivative financial instruments and has established policies, as described above, processes and procedures intended to ensure that the valuation methodologies for investments and derivative financial instruments are fair and consistent as of the measurement date.

The Company manages interest rate risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company has entered interest rate swaps to manage exposures that arise from changes in interest rates. The Company's derivative financial instruments are used to manage the Company's risk of increased cash outflows from the floating rate loans that may result from rising interest rates, particularly the reference rate for the loans, which include one-month term SOFR. To minimize counterparty credit risk, the Company has entered into and expects to enter in the future into hedging arrangements and intends to only transact with major financial institutions that have high credit ratings.

The Company utilizes an independent third party to perform the market valuations on its derivative financial instruments. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

To comply with the provisions of ASC 820, the Company incorporates credit valuation adjustments to appropriately reflect both the Company's own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of the Company's derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company's derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. The Company has determined that the significance of the impact of the credit valuation adjustments made to its derivative contracts, which determination was based on the fair value of each individual contract, was not significant to the overall valuation. As a result, all of the Company's derivatives held as of December 31, 2024 and 2023 were classified as Level 2 of the fair value hierarchy.

NOTE 10: DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (CONTINUED)

As of December 31, 2024, the Company had the following outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk:

Effective Date	Expiration Date	Counterparty	Index	Notional	Fixed Rate
7/11/2023	7/15/2028	Needham Bank	1 month SOFR	$ 5,784,830	6.56%
8/7/2023	7/15/2028	Needham Bank	1 month SOFR	$ 3,084,000	6.48%
2/15/2024	2/15/2029	Needham Bank	1 month SOFR	$ 3,550,000	6.60%

As of December 31, 2023, the Company had the following outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk:

Effective Date	Expiration Date	Counterparty	Index	Notional	Fixed Rate
7/11/2023	7/15/2028	Needham Bank	1 month SOFR	$ 5,784,830	6.56%
8/7/2023	7/15/2028	Needham Bank	1 month SOFR	$ 3,084,000	6.48%

The table below presents the fair value of the Company's derivative financial instruments, which are presented on the consolidated balance sheets as of December 31:

	Balance sheet location	Liability Derivatives	
		2024	2023
Derivatives designated as hedging instruments:			
Interest rate swaps	Interest rate derivatives, at fair value	$ 139,631	$ 281,522

The table below presents the effect of the Company's derivative financial instruments on the consolidated statements of comprehensive loss for the years ended December 31:

	Location of gain/(loss) recognized in consolidated statements of comprehensive loss	For the years ended December 31,	
		2024	2023
Derivatives designated as hedging instruments:			
Interest rate swaps	Unrealized gain (loss) on interest rate hedges	$ 141,891	$ (281,522)

NOTE 11: CONTINGENCIES

In the normal course of business, the Company may be subject to claims, lawsuits, and legal proceedings. While it is not possible to ascertain the ultimate outcome of all such matters, management believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated balance sheets or consolidated statements of operations. The Company is not involved in any material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company or its properties or subsidiaries.

The Company has an agreement in place with the Advisor whereby the Company will need to reimburse the Advisor for organizational costs incurred, totaling $1,389,351 through December 31, 2024, only if the Company is successful in obtaining $100,000,000 in capital commitments prior to the Advisor obtaining $100,000,000 in capital commitments. At December 31, 2024, management does not expect the Company will need to repay the Advisor for these costs.

NOTE 12: CASH FLOW INFORMATION

Investment in real estate activities included in due to affiliates at year-end amounted to $1,782,095.

For the years ended December 31, 2024 and 2023, the Company paid $844,365 and $525,663 of interest expense, respectively.

NOTE 13: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 24, 2025, the date these consolidated financial statements were available to be issued. There were no events noted that required disclosure in these consolidated financial statements.

Effective on January 1, 2025, III DST sold a 5.10% interest in III DST for $354,475. Effective February 1, 2025, III DST sold a 44.30% interest in III DST for $3,078,901.

On January 23, 2025, Fund III Holdings purchased a property at 9 Carmel Street, Boston, MA for $3,020,000. In conjunction with the purchase, Fund III Holdings obtained a loan from Hingham Institution for Savings for $1,700,000.

On February 19, 2025, Groma Boston Growth Fund III HIFS, LLC ("Fund III HIFS") was formed and owned 100% by OP. On February 27, 2025, Fund III HIFS purchased a property at 64 Day Street, Boston, MA for $1,452,000. In conjunction with the purchase, Fund III HIFS obtained a loan from Hingham Institution for Savings for $910,000.

On February 24, 2025, Fund II entered into a Commercial Note with Hingham Institution for Savings in the amount of $5,300,000.

NOTE 13: SUBSEQUENT EVENTS (CONTINUED)

On February 27, 2025, HIFS entered into a loan agreement with Hingham Institution for Savings for borrowings of $4,000,000 to purchase properties at 14-16 Notre Dame Street, Boston, MA, 52 Sumner Street, Revere, MA, and 163 Hichborn Street, Revere, MA.

On April 29, 2025, Groma Boston Growth Fund III NSB, LLC ("Fund III NSB") was formed and owned 100% by Growth Fund III. On May 15, 2025, Fund III NBS purchased a property at 225 East Eagle Street, East Boston, MA for $1,050,000. In conjunction with the purchase, Fund III NBS obtained a loan from North Shore Bank for $787,500.